Exhibit 99.6

Constitutional Framework

Canada is a federation of ten provinces and three federal territories, with a constitutional division of responsibilities between the federal and provincial governments as set out in The Constitution Acts, 1867 to 1982 (the “Constitution”).

Under the Constitution, each provincial parliament has exclusive authority to raise revenue for provincial purposes through direct taxation within its territorial limits. Each provincial parliament also has exclusive authority to regulate education, health, social services, property and civil rights, natural resources, municipal institutions and, generally, all other matters of a purely local or private nature in its province. Additionally, each province has the exclusive authority to regulate, and raise revenue from, the exploration, development, conservation and management of natural resources.

The federal parliament is empowered to raise revenue by any method or system of taxation and generally has authority over matters or subjects not assigned exclusively to the provinces. It has exclusive authority over the regulation of trade and commerce, currency and coinage, banks and banking, national defence, naturalization and aliens, postal service, navigation and shipping and bills of exchange, interest and bankruptcy.

The Constitution Act, 1982 (the “Constitution Act”) provides, among other things, that amendments to the Constitution be effected in Canada according to an amending formula and no longer through enactments of the Parliament of the United Kingdom. The Constitution Act also includes various modifications to the Constitution. The Constitution Act came into effect in 1982 notwithstanding the opposition of the National Assembly of Québec (the “National Assembly”) and the government of Québec (the “Government”) to certain clauses relating to provincial jurisdiction and the terms of the amending formula.

The Parti québécois, whose objective is the sovereignty of Québec, formed the Government from September 1994 to April 2003. In September 1995, the Parti québécois tabled in the National Assembly a Bill entitled An Act respecting the future of Québec (the “Bill”), which described how Québec would proclaim its sovereignty and provided that a formal offer to Canada of a treaty of economic and political partnership must precede such a proclamation. In October 1995, in a referendum proposing that Québec become sovereign in accordance with the provisions of the Bill, a slight majority of Québec citizens (50.6%) voted against the proposition. The Bill was consequently never debated in the National Assembly.

The Supreme Court of Canada decided in August 1998, on a reference from the federal government in which Québec did not participate, that (i) under the Constitution, Québec may not secede unilaterally without negotiation with the other parties in the Canadian Confederation within the existing constitutional framework; (ii) under international law, Québec has no right to secede unilaterally from Canada; (iii) nonetheless, the clear repudiation by the people of Québec of the existing constitutional order and the clear expression of a desire to pursue secession would oblige the other provinces and the federal government to negotiate in accordance with constitutional principles, and Québec would also have to negotiate in accordance with such principles; and (iv) if Québec were to so negotiate but face unreasonable intransigence from the other parties, it would be more likely to be recognized than if it did not itself act according to constitutional principles in the negotiations.

The Québec Liberal Party, a federalist party, formed the Government from April 2003 to September 2012. It now forms the Official Opposition in the National Assembly.

Following the last general election, held on September 4, 2012, the Parti québécois formed a minority government. The Parti québécois has stated in its election platform that a referendum on sovereignty could be held at a moment deemed appropriate. However, a referendum could only be held if approved by a majority of elected members of the National Assembly. The Parti québécois has stated that, in the meantime, the Government intends to fully occupy its areas of jurisdiction and to negotiate the transfer of some federal constitutional powers to Québec, notably in the areas of culture, communications and unemployment insurance.

Government

Legislative power in Québec is exercised by the National Assembly and the Lieutenant-Governor (the Parliament). The National Assembly consists of 125 members elected by popular vote from single member districts. According to constitutional practice, the leader of the party with the largest number of elected members becomes Prime Minister and forms the Government.

Executive power in Québec is vested in the Lieutenant-Governor acting with, or on the recommendation of, the Conseil exécutif, which consists of the Prime Minister and the Cabinet (Conseil des ministres). The Conseil exécutif is accountable to the National Assembly.

The current National Assembly consists of 54 members of the Parti québécois, 50 members of the Québec Liberal Party, 19 members of the Coalition avenir Québec and 2 members of Québec solidaire. Members are elected for a term of five years, subject to earlier dissolution of the National Assembly by the Lieutenant-Governor upon the recommendation of the Prime Minister or following the Government’s defeat on a vote of no confidence. In any event, the mandate of the current Government may not extend beyond September 2017.